Exhibit 4.2.4

Private & Confidential

[                        ]

[                        ]

[                        ]

[                        ]

[                        ]

[Date]

Dear [            ]

        On [date], upon the recommendation of the nomination committee, the board of SkyePharma PLC ('the Company') has appointed you as non-executive director. I am writing to set out the terms of your appointment. It is agreed that this is a contract for services and is not a contract of employment.

Appointment

        Your appointment will be for an initial term of three years commencing on [date], unless otherwise terminated earlier by and at the discretion of either party upon one month's written notice. Continuation of your contract of appointment is contingent on satisfactory performance and re-election at forthcoming AGMs. Non-executive directors are typically expected to serve two three-year terms, although the board may invite you to serve an additional period.

Time commitment

        We anticipate a significant time commitment which will normally include attendance at monthly board meetings, the AGM and at least one site visit per year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

        By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the chairman should be sought before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the company.

Role

        Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

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  provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

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  sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and

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  sets the company's values and standards and ensure that its obligations to its shareholders and others are understood and met.

        All directors must take decisions objectively in the interests of the company. In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

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  Strategy. Non-executive directors should constructively challenge and help develop proposals on strategy;

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  Performance. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

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  Risk. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

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  People. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

Fees

        You will be paid a fee of £[            ] gross per annum which will be paid monthly in arrears and which will be subject to an annual review by the board. The company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office. The fee excludes additional fees payable for committee membership if appropriate.

Outside interests

        It is accepted and acknowledged that you have business interests other than those of the company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the chairman and company secretary as soon as apparent.

        The board of the Company has determined you to be independent according to provision A.3.1 of the Code.

Confidentiality

        All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the chairman.

        Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the chairman or company secretary.

Induction

        After your appointment the Company will provide a comprehensive, formal and tailored induction. We will also arrange for site visits and meetings with senior and middle management and the Company's auditors.

Review process

        The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the chairman as soon as is appropriate.

Insurance

        The Company has directors' and officers' liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is £[            ]; a copy of the policy document is attached.

Independent professional advice

        Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the company's expense. The Company will reimburse the full cost of expenditure incurred in accordance with the attached schedule of Matters Reserved for the Main Board.

Committees

        This will be covered in due course in a separate communication setting as appropriate any specific responsibilities and any additional fees that may be involved. Copies of the committees' Terms of Reference are attached.

        Please indicate your acceptance of these terms by signing and returning the enclosed copy of the letter.

Yours sincerely	Approved by